Financial Statements (unaudited)

Areto Labs Inc.

For the period ended December 31, 2022



Table of Contents

Management Report

To: Areto Labs Inc.

Subject: Management Reports - Engagement Letter

This letter confirms the terms of my appointment as your corporate tax preparer, and it outlines the terms, nature, and extent of the services I will be providing.

Management Reports & Notice to Reader

On the basis of information provided by management, we have compiled the management reports of Areto Labs Inc.

Financial data is from management's financial systems and no formal financial statements are prepared.

Management is responsible for the accompanying financial information, including the accuracy and completeness of the underlying information used to compile it and the selection of the basis of accounting. Our responsibility is to assist management in the preparation of the financial information.

We did not perform an audit engagement or a review engagement or compilation engagement, nor were we required to perform procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an audit opinion or a review conclusion or provide any form of assurance on the financial information.

Readers are cautioned that the financial information may not be appropriate for their purposes.

Date: December 31, 2022 **Strategic Management Force Inc.**

Scope/Limitations

A. Strategic Management Force does not provide forensic auditing. Accordingly, our engagement for accounting services will not, and cannot, be relied upon to disclose financial errors, irregularities, or illegal acts such as fraud or misappropriation which may exist or take place during the term of our engagement. Incomplete or inaccurate information provided to Strategic Management Force will affect the ability of Strategic Management Force to perform the services for which it is being retained. Should such matters come to our attention during the provision of services same shall be disclosed to the Client.

B. More specifically the Client agrees that Strategic Management Force is not, and shall not be deemed to be liable for any losses resulting from advice provided by the Client, or from work done by the Client, or for loss of profits of the Client or of any other party which may flow there from, whether it be direct or incidental, whether or not they have been advised of the possibility of such damages, and the Client acknowledges and agrees to same hereto.

C. The Client agrees to release, indemnify, and hold Strategic Management Force (their partners, executors, heirs, successors, and assigns) harmless from any and all liability and costs resulting from any known misrepresentations or fraud participated in by management or any employee, or such errors resulting from incomplete or inaccurate information provided by management, and such indemnity shall not be limited to the term of this contract but shall be ongoing even after its termination.

D. The Client also acknowledges that Strategic Management Force, in the course of their work may view or otherwise come into contact with information the Client considers confidential. In such a case the Strategic Management Force team will undertake to keep such information confidential subject to governing law, jurisprudence and/or order of a court of competent jurisdiction and the Client agrees that no action can be taken against Strategic Management Force as a result of their view or contact with the confidential information unless Strategic Management Force fail to honour their undertaking as defined in this paragraph

Sincerely,

Strategic Management Force Inc.

Acknowledged and agreed on behalf of the management of Areto Labs Inc.

Profit and Loss

January - December 2022

	Total	
	Jan - Dec. 2022	**Jan - Dec. 2021 (PY)**
INCOME		
Donation	240.00	240.00
Grants Received	185,002.40	217,351.50
Interest earned	3,420.22	27.76
Subscriptions & Contract Sales	0.00	
Misc Subscription Sales		11,183.45
ProBot Contracts	10,143.38	33,030.96
ProBot Subscription Sales	38,452.13	15,917.59
Total Subscriptions & Contract Sales	**48,595.51**	**60,132.00**
Total Income	**237,258.13**	**277,751.26**
COST OF GOODS SOLD		
Cloud Computing	671.63	567.65
Freight and delivery - COS	133.43	
Subcontractors - COS	106,465.54	35,402.41
Total Cost of Goods Sold	**107,270.60**	**35,970.06**
GROSS PROFIT	**129,987.53**	**241,781.20**
EXPENSES		
Advertising		2,641.06
Promotional	1,654.88	4,026.17
Sales and Marketing	793.00	7,427.89
Total Advertising	**2,447.88**	**14,095.12**
Bank charges	1,217.32	618.62
Computer Expenses/supplies	309.97	
Dues and Subscriptions	1,593.95	20.98
Insurance	1,550.00	1,550.00
Internet/Telephone	315.90	1,562.96
Legal and professional fees	33,920.34	1,000.00
Meals and entertainment	1,448.80	102.94
Non Deductible	749.02	
Office expenses	5,538.97	2,054.84
Payroll Expenses		
Empire Benefits Expense	1,309.50	
Taxes	39,534.26	12,652.74
Wages	541,699.72	178,178.77
Total Payroll Expenses	**582,543.48**	**190,831.51**
Rent or lease payments	3,341.17	4,800.00
Taxes and Licenses		1,963.00
Training	3,226.75	5,385.87
Travel	46,143.32	
Travel meals	1,973.29	
Web maintenance		2,358.96
Total Expenses	**686,320.16**	**226,344.80**
OTHER INCOME		
Exchange +/-	4,353.36	388.00

	Total	
	Jan - Dec. 2022	Jan - Dec. 2021 (PY)
Total Other Income	4,353.36	388.00
PROFIT	$ -551,979.27	$15,824.40

Balance Sheet

As of December 31, 2022

	Total	
	As of Dec. 31, 2022	**As of Dec. 31, 2021 (PY)**
ASSETS		
Current Assets		
Cash and Cash Equivalent		
ATB Flex Fit Account Checking (3479)	141,081.36	34,360.76
Business Savings Account #00779103879	184,737.67	16,984.26
Total Cash and Cash Equivalent	**325,819.03**	**51,345.02**
Accounts Receivable (A/R)		
Accounts Receivable (A/R)	52,443.51	75,676.44
Total Accounts Receivable (A/R)	**52,443.51**	**75,676.44**
Total Current Assets	**378,262.54**	**127,021.46**
Total Assets	**$378,262.54**	**$127,021.46**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable (A/P)		
Accounts Payable (A/P)	522.50	0.00
Total Accounts Payable (A/P)	**522.50**	**0.00**
Credit Card		
Credit card (6183)	-389.38	656.31
Total Credit Card	**-389.38**	**656.31**
Corporate Taxes Payable	0.00	1,963.00
GST/HST Suspense	-484.57	2,285.95
Payroll Liabilities	0.00	0.00
Federal Taxes	16,521.69	7,437.99
Vacation Pay	0.00	5,079.70
Total Payroll Liabilities	**16,521.69**	**12,517.69**
SAFE Loan	923,500.00	105,000.00
Short Term Loans	0.00	10,000.00
Total Current Liabilities	**939,670.24**	**132,422.95**
Total Liabilities	**939,670.24**	**132,422.95**
Equity		
Capital Stock	200.00	200.00
Partner Distributions/Dividend	0.00	-32,000.00
Shareholder Loan - Kasey	8,303.36	10,330.30
Shareholder Loan - Lana	8,300.00	10,300.00
Retained Earnings	-26,231.79	-10,056.19
Profit for the year	-551,979.27	15,824.40
Total Equity	**-561,407.70**	**-5,401.49**
Total Liabilities and Equity	**$378,262.54**	**$127,021.46**

Statement of Cash Flows

January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	-551,979.27
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	23,232.93
Accounts Payable (A/P)	522.50
Credit card (6183)	-1,045.69
Corporate Taxes Payable	-1,963.00
GST/HST Suspense	-2,770.52
Payroll Liabilities:Federal Taxes	9,083.70
Payroll Liabilities:Vacation Pay	-5,079.70
SAFE Loan	818,500.00
Short Term Loans	-10,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**830,480.22**
Net cash provided by operating activities	**278,500.95**
FINANCING ACTIVITIES	
Partner Distributions/Dividend	32,000.00
Retained Earnings	-32,000.00
Shareholder Loan - Kasey	-2,026.94
Shareholder Loan - Lana	-2,000.00
Net cash provided by financing activities	**-4,026.94**
NET CASH INCREASE FOR PERIOD	**274,474.01**
Cash at beginning of period	51,345.02
CASH AT END OF PERIOD	**$325,819.03**

Statement of changes in equity

As of December 31, 2022

	Total
Capital Stock	200.00
Retained Earnings	-26,231.79
Shareholder Loan - Kasey	8,303.36
Shareholder Loan - Lana	8,300.00
Total Equity	**-9,428.43**

ARETO LABS INC.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2022

1. ORGANIZATION AND PURPOSE

Areto Labs Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a content moderation web app platform and derives revenue from selling monthly software subscriptions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash. For the fiscal year ended December 31, 2022, the Company's cash positions include its operating bank account and savings bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.